

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 21, 2010

Xiaoya Zhang
President and Chief Financial Officer
AirMedia Group Inc.
17/F, Sky Plaza
No. 46 Dongzhimenwai Street, Dongcheng District
Beijing 10027
People's Republic of China

> **Re: AirMedia Group Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2009**
> **Filed May 28, 2010**
> **File No. 001-33765**

Dear Mr. Zhang:

We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

How do you evaluate and assess internal control over financial reporting?

Please describe the process you used to determine whether internal control over financial reporting effectively considered controls to address financial reporting risks that are relevant to all locations where you have operations.

If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

How do you maintain your books and records and prepare your financial statements?

If you maintain your books and records in accordance with US GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with US GAAP.

If you do not maintain your books and records in accordance with US GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to US GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

Who is involved in your financial reporting?

We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of US GAAP and SEC rules and regulations. Without identifying people by name, for each person, please tell us:

- what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
- what relevant education and ongoing training he or she has had relating to US GAAP;
- the nature of his or her contractual or other relationship to you;
- whether he or she holds and maintains any professional designations such as Certified Public Accountant (US) or Certified Management Accountant; and
- about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with US GAAP and evaluating effectiveness of internal control over financial reporting.

If you retain an accounting firm or an organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

- the name and address of the accounting firm or organization;
- the qualifications of their employees who perform the services for your company;
- how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

If you retain individuals who are not your employees to prepare your financial statements or evaluate your internal control over financial reporting, without providing us with their names, please tell us:

- why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Xiaoya Zhang
AirMedia Group Inc.
September 21, 2010
Page 3

Do you have an audit committee financial expert?

We note that you have identified an audit committee financial expert in your filing. Please describe his qualifications, including the extent of his knowledge of US GAAP and internal control over financial reporting.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. After reviewing the information you provide in response to these comments, we may have additional comments. Please file all correspondence over EDGAR. You may contact Rahim Ismail, Staff Accountant, at (202) 551-4965 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding these comments. Please contact me at (202) 551-3810 with any other questions.

      Sincerely,

      Larry Spirgel
      Assistant Director